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                      SECURITIES AND EXCHANGE COMMISSION

                           Washington, D. C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                             (Amendment No.    ).



                               PJ America, Inc.
                               ----------------

                               (Name of Issuer)


                             Common Capital Stock
                             --------------------

                        (Title of Class of Securities)


                                   72585Q10
                                   --------

                                (CUSIP Number)




     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  7 2 5 8 5 Q 1 0
-------------------------------------------------------------------------------


1)  Names of Reporting Persons S. S. or I.R.S. Identification Nos. of Above
    Persons:
    Richard F. Sherman

2)  Check the Appropriate Box if a Member of a Group

          a)

          b)

3)  SEC Use Only: _____________________________

4)  Citizenship or Place of Organization:   United States

Number of Shares Beneficially Owned by Each Reporting Person With:

5)  Sole Voting Power:                                            251,663 shares

6)  Shared Voting Power:                                          N/A

7)  Sole Dispositive Power:                                       251,663 shares

8)  Shared Dispositive Power:                                     N/A

9)  Aggregate Amount Beneficially Owned by Each Reporting Person: 273,663 shares

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  ____

11) Percent of Class Represented by Amount in Row 9:  5.1%

12) Type of Reporting Person (See Instructions):  IN


                                       2
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Item 1 (a)  -  Name of Issuer:  PJ America, Inc.

Item 1 (b)  -  Address of Issuer's Principal Executive Offices: 2300 Resource
               Drive, Birmingham, Alabama  35242

Item 2 (a)  -  Name of Person Filing:  Richard F. Sherman

Item 2 (b)  -  Address of Principal Business Office or, if none, Residence:
               202 Schooner Lane,  Duck Key, Florida 33050

Item 2 (c)  -  Citizenship:  United States

Item 2 (d)  -  Title of Class of Securities:  Common Capital Stock

Item 2 (e)  -  CUSIP Number:  7 2 5 8 5 Q 1 0

Item 3  -      If this statement is filed pursuant to Rules 13d-1(b), or 13d-
               2(b), check whether the person filing is a: N/A

Item 4  -      Ownership. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire:

               (a)  Amount Beneficially Owned:     273,663 shares

               (b)  Percent of Class:   5.1%

               (c)  Number of Shares as to Which Such Person Has:
                    (i) sole power to vote or to direct the vote: 251,663 shares
                    (ii)  shared power to vote or to direct the vote:  N/A
                    (iii) sole power to dispose or to direct the disposition of:
                          251,663 shares
                    (iv) shared power to dispose or to direct the disposition of: N/A

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5  -      Ownership of Five Percent or Less of a Class:  N/A

Item 6  -      Ownership of More than Five Percent on Behalf of Another Person:
               N/A

Item 7  -      Identification and Classification of the Subsidiary Which
               Acquired the Security Being Reported on By the Parent Holding
               Company: N/A

Item 8  -      Identification and Classification of Members of the Group:  N/A

Item 9  -      Notice of Dissolution of Group:  N/A

Item 10  -     Certification:  N/A

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Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:      February 9, 2000


Signed:     /s/   Richard F. Sherman
         ---------------------------



Name:    Richard F. Sherman

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